QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedule A)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	April 30, 2004	2004	06	28
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604) 689-3847	(604) 689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"James W. Tutton"	James W. Tutton	2004	06	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2004	06	28

NOTICE TO READER

These interim consolidated financial statements for the nine months ended April 30, 2004 of Canplats Resources Corporation have been prepared by management and have not been subject to review by the company’s auditors.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(unaudited)

	April 30, 2004 $	July 31, 2003 $

ASSETS
Current
Cash and cash equivalents	1,408,873	398,115
Restricted cash (note 3)	--	27,684
Receivables	71,898	11,799
Due from related parties (note 5)	--	5,954
Prepaid expense	19,040	6,223

Total current assets	1,499,811	449,775

Mineral properties	1,984,109	1,474,700

Property, plant and equipment	29,977	--

Total Assets	3,513,897	1,924,475

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	36,305	79,903
Due to related parties (note 5)	41,704	31,042

Total liabilities	78,009	110,945

Shareholders' equity
Share capital issued (note 4)
26,200,306 common shares
(July 31, 2003 - 16,997,303)	10,674,877	8,722,470
Value assigned to options and warrants	81,792	34,300
Deficit	(7,320,781)	(6,943,240)

Total shareholders' equity	3,435,888	1,813,530

	3,513,897	1,924,475

On behalf of the Board:

"R.E.Gordon Davis"	"James Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited)

Three Months ended April 30,		Nine Months ended April 30,
2004 $	2003 $	2004 $	2003 $

Expenses
Bank charges	1,039	117	1,806	377
Consulting	--	--	--	1,875
General exploration	--	--	--	3,083
Insurance	3,473	--	6,369	604
Investor relations	52,068	358	110,159	1,328
Legal, accounting and audit	5,817	--	11,246	1,200
Listing and filing fees	3,343	3,129	18,802	7,735
Management administration fee	--	4,500	9,000	13,500
Office	339	178	871	481
Other fees and taxes	--	1,161	834	1,161
Rent	--	3,000	6,000	9,000
Salaries	7,909	1,051	20,431	12,755
Shareholder relations	2,616	792	18,652	12,822
Telephone	4	3	10	14
Travel and accommodation	--	--	--	85
Transfer agents	2,575	1,290	7,900	9,633
Value assigned to consultants' options (note 4(c))	--	--	7,600	--

	(79,183)	(15,579)	(219,680)	(75,653)

Other income
Interest income	8,162	156	16,078	586
Foreign exchange gain	4,030	--	9,265	--
Write off of mineral property	--	(137,751)	(183,204)	(137,751)

	12,192	(137,595)	(157,861)	(137,165)

Loss for the period	(66,991)	(153,174)	(377,541)	(212,818)

Deficit, beginning of the period	(7,253,790)	(6,708,460)	(6,943,240)	(6,648,816)

Deficit, end of the period	(7,320,781)	(6,861,634)	(7,320,781)	(6,861,634)

Weighted average number of issued shares	25,689,106	11,963,033	21,062,798	11,336,635

Basic and diluted loss per common share	(0.00)	(0.01)	(0.02)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

Three Months ended April 30,	Nine Months ended April 30,
	2004 $	2003 $	2004 $	2003 $

OPERATING ACTIVITIES
Loss for the period	(66,991)	(153,174)	(377,541)	(212,818)
Items not affecting cash:
Valuation of options issued to consultants	--	--	7,600	--
Mineral property written off	--	137,751	183,204	137,751

	(66,991)	(15,423)	(186,737)	(75,067)

Amounts receivable and prepaid expenses	(57,351)	(13,519)	(72,916)	(9,979)
Due from related parties	314	2,145	5,954	6,435
Accounts payable and accrued liabilities	(34,750)	(2,286)	(43,598)	(24,296)
Due to related parties	(18,934)	8,076	10,662	30,107

Cash used in operating activities	(177,712)	(21,007)	(286,635)	(72,800)

INVESTING ACTIVITIES
Mineral property costs	(397,403)	(13,036)	(692,613)	(68,693)
Purchase of property, plant and equipment	(29,977)	--	(29,977)	--

Cash used in investing activities	(427,380)	(13,036)	(722,590)	(68,693)

FINANCING ACTIVITIES
Shares issued for cash	331,350	4,000	2,040,950	44,000
Share issue costs	(300)	--	(48,651)	--

Cash provided by financing activities	331,050	4,000	1,992,299	44,000

Increase (decrease) in cash	(274,042)	(30,043)	(983,074)	(97,493)
Cash, beginning of the period	1,682,915	75,403	425,799	142,853

Cash, end of the period	1,408,873	45,360	1,408,873	45,360

Supplemental cash flow information (note 6)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

Consolidated Mineral Properties
for the nine months ending April 30, 2004
(unaudited)

	Grand Bay (Canada) $	Geikie (Canada) $	Posh (Canada) $	Johnspine (Canada) $	Stucco (Canada) $	Rodeo (Mexico) $	Yerbabuena (Mexico) $	Santa Lucia (Mexico) $	Other (Mexico) $	Total $

Balance, beginning of year	192,866	491,007	183,204	561,947	12,176	33,500	--	--	--	1,474,700

Acquisition costs for the period	--	--	--	--	--	--	--	9,786	--	9,786

Assaying	--	524	--	--	--	78,956	17,310	3,165	--	99,955
Claim taxes	--	--	--	--	--	2,520	6,239	2,754	--	11,513
Consulting and contract services	--	4,000	--	--	--	87,706	20,235	4,445	952	117,338
Drafting salaries and consulting	--	236	--	--	--	5,196	5,262	1,696	--	12,390
Drilling	--	--	--	--	--	89,365	--	--	--	89,365
Equipment	--	--	--	--	--	623	7,688	2,531	--	10,842
Finders fee	--	--	--	--	--	8,108	31,511	36,819	--	76,438
Geology salaries and consulting	450	6,468	--	--	--	12,766	11,063	21,867	--	52,614
Geophysics airborne and ground	12,548	--	--	--	--	--	--	49,305	--	61,853
Insurance	--	--	--	--	--	--	--	121	--	121
Labour and expediting	--	--	--	--	--	3,521	3,655	73	--	7,249
Living costs	--	4,931	--	--	--	3,452	1,493	3,609	--	13,485
Maps prints and film	--	--	--	--	--	21,998	16,785	35,942	--	74,725
Miscellaneous	--	--	--	--	--	7,220	4,773	188	--	12,181
Office expenses	--	239	--	--	--	2,500	1,263	616	--	4,618
Storage	--	5,400	--	--	--	--	--	--	--	5,400
Supplies	--	--	--	--	--	2,941	51	51	--	3,043
Travel and transportation	--	2,039	--	--	--	13,717	8,864	4,754	323	29,697

Exploration costs for the period	12,998	23,837	--	--	--	340,589	136,192	167,936	1,275	682,827

Mineral property costs written off	--	--	(183,204)	--	--	--	--	--	--	(183,204)

Balance, end of period	205,864	514,844	--	561,947	12,176	374,089	136,192	177,722	1,275	1,984,109

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the nine months ended April 30, 2004

1.	Nature of operations

The company is in the process of acquiring and exploring gold and platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

The company will have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements of the company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company.

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Canplats de Mexico S.A. de C.V.

3.	Restricted cash

Since October 2001, the company has raised a total of $582,000 in proceeds from the private placement of 3,045,000 flow-through shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of April 30, 2004, all proceeds raised had been spent.

4.	Share capital

Authorized: 100,000,000 common shares without par value

Issued and outstanding:

	Number of Shares	$

Balance, July 31, 2003	16,997,303	8,722,470
For cash:
Private placement	5,400,000	1,350,000
Exercise of options	624,000	81,150
Exercise of warrants	3,029,000	609,800
Finders' fees on private placement	150,000	37,500
Assigned value of exercised units	--	25,108
Other	3	--
Share issue costs	--	(151,151)

	26,200,306	10,674,877

(a)	Shares
During the second quarter of the year, the company completed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitled the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants. A finders fee of 7.5% (150,000 units valued at $37,500) was paid in units on a portion of the placement and a finder’s fee of 5% cash ($42,500) and 10% in warrants (340,000 warrants valued at $65,000 with each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) was paid on a portion of the placement. The proceeds of the private placement are to be used for exploration, working capital and property acquisition investigations.

For the nine months ending April 30, 2004, the company issued 3,029,000 shares for proceeds of $609,800 pursuant to the exercise of common share purchase warrants. A further 624,000 common shares for proceeds of $81,150 were issued pursuant to the exercise of 549,000 agent’s options and the exercise of 75,000 stock options.

(b)	Warrants
At April 30 2004, 2,540,000 share purchase warrants were outstanding at an exercise price of $0.20 and expiring on June 3, 2004. Also on this date, there were 201,000 in agent’s options outstanding. Each agent’s option is exercisable at $0.10 until June 3, 2005 into one unit, with each unit comprised of one common share and one warrant entitling the holder to acquire one common share at $0.20 until June 3, 2004. A further 5,870,000 share purchase warrants were outstanding at an exercise price of $0.40 and expiring on December 29, 2005, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants.

(c)	Stock options
During the nine months ending April 30, 2004, 100,000 common share stock options were granted to consultants of the company. The fair value attributed to the 100,000 stock options granted to consultants was $7,600 and this amount was expensed. Assumptions made in the pricing model used in arriving at this fair value are an average risk-free rate of 3.2%, expected life of 2 years, expected volatility of 142% and no expected dividends.

A further 305,000 common share stock options were issued on November 21, 2003 to employees and directors of the company. As permitted under Canadian Generally Accepted Accounting Principles, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $80,200 in respect of these 305,000 shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for the nine months ending April 30, 2004 for stock options is as follows:

	2004 $	2003 $

Loss for the year
As reported	377,541	212,818
Compensation expense	80,200	--

Pro forma	457,741	212,818

Basic and diluted loss
As reported	0.02	0.01
Pro forma	0.02	0.01

The fair value of stock options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2004 $	2003 $

Expected dividend yield (%)	nil	--
Average risk-free interest rate (%)	3.2	--
Expected life (years)	2.4	--
Expected volatility (%)	147	--

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

On November 21, 2003, the company agreed to amend 940,000 incentive stock options previously issued to certain directors, officers and employees of the company. All of the options were exerciseable at a price of $0.50 per share with a term expiring April 4, 2004. The amendment reduced the exercise price of the options to $0.35 per share and extended the term of the options by two years to April 4, 2006.

At April 30, 2004 the number of common share stock options outstanding were 1,270,000. Of these, 1,170,000 are priced at $0.35 and expire on April 4, 2006 and 100,000 are priced at $0.11 and expire on September 4, 2006.

5.	Related party transactions

(a)	For the nine months ending April 30, 2004, the company had the following transactions with related parties:

(i)

Paid or accrued $145,808 (2003 — $48,544) in geological support, management and administration expenses from Silver Standard Resources Inc., a company in which two directors are also directors of the company and where there are common officers.

(ii)

The company has entered into mineral property option agreements and shares an exploration office with East West Resource Corporation, a company whose president and a director is also a director of the company. During the second quarter, the option agreement with East West that related to the Posh property, was terminated. During the nine months ended April 30, 2004, the company paid or accrued $5,640 (2003 — $Nil) relating to the exploration office.

(b)	Included in “Due to related parties” at April 30, 2004 is a $39,198 (2003 — $10,646) payable to Silver Standard Resources Inc. and $2,506 (2003 – nil) payable to East West Resource Corporation.

(c)	Included in “Due from related parties” at April 30, 2004 there were no receivables from East West Resource Corporation (2003 – $4,553).

(d)

The company has granted to Silver Standard Resources Inc. a right of first offer on the company’s Rodeo, Yerbabuena and Santa Lucia properties, which properties were referred to the company by Silver Standard. Under the terms of the right of first offer, if the company intends to dispose of an interest in any referred property, the company must give Silver Standard the first opportunity to acquire the interest. This right of first offer has been replaced for any subsequent property referrals by a back-in right. Refer to the Subsequent event note that follows.

6.	Supplemental cash flow information

	Three Months ended April 30,		Nine Months ended April 30,
	2004 $	2003 $	2004 $	2003 $

Non-cash financing activities:
Shares issued for mineral property	--	(4,500)	--	3,750
Shares issued for debt settlement	--	--	--	50,000
Share capital	1,875	--	25,108
Shares issued for finders' fees	--	--	37,500	--
Warrants issued for finders' fees	--	--	65,000	--
Finders' fees satisfied by issue of
shares and warrants	--	--	(102,500)	--
Value assigned to options and
warrants exercised	(1,875)	--	(25,108)	--

	--	(4,500)	--	53,750

Non-cash investing activities:
Shares issued for mineral property	--	(4,500)	--	3,750
Mineral property costs written off	--	(137,751)	(183,204)	(137,751)

	--	(142,251)	(183,204)	(134,001)

7.	Segmented information

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

April 30, 2004

	Canada	Mexico	Total

Mineral properties	$ 1,294,831	$ 689,278	$ 1,984,109
Property, plant and equipment	--	29,977	29,977

	$ 1,294,831	$ 719,255	$ 2,014,086

July 31, 2003

	Canada	Mexico	Total

Mineral properties	$ 1,441,200	$ 33,500	$ 1,474,700
Property, plant and equipment	--	--	--

	$ 1,441,200	$ 33,500	$ 1,474,700

8.	Subsequent event

Subsequent to the end of the quarter ending April 30, 2004, but effective March 24, 2004, the company granted Silver Standard Resources Inc., a company in which two directors are also directors of the company, a one-time right to acquire a 51% interest in any property referred to the company by Silver Standard that is subsequently acquired by the company. In order to exercise the right in respect of any property, Silver Standard must (a) exercise the right prior to, or on, the company incurring US $1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures incurred by the company on the property at the time of exercise.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedules B & C)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	April 30, 2004	2004	06	28
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604) 689-3847	(604) 689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"James W. Tutton"	James W. Tutton	2004	06	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2004	06	28

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Nine Months Ended April 30, 2004

1.     Analysis of expenses and deferred costs:

      (a)      Mineral Property Costs: See Schedule “A” – Financial Statements.

      (b)     Investor Relations:

Nine months ended April 30, 2004

Advertising	$ 17,785
Consulting (1)	68,779
Broker research services	3,308
Special projects	2,096
Website maintenance	1,125
Investor relations travel	3,866
Trade Show and conferences	2,184
Postage	947
Other	10,069

$110,159

(1)

In June 2003, the company retained G2 Consultants Corporation of Vancouver, B.C., to provide financial public relations services. Under the terms of the agreement, the company agreed to retain G2 Consultants for a one-year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. Subsequent to the end of the quarter, the agreement was extended three months, expiring September 15, 2004. For the nine months ending April 30, 2004, a total of $68,500 was paid to G2 for consulting services.

2.	Related Party Transactions: See Schedule “A” – Financial Statements.

3.	(a) Securities Issued During the Nine Months Ended April 30, 2004:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds $	Type of Consideration	Commission
Oct. 30, 2003	Common Shares	Agents Options	100,000	$0.10	$10,000	N/A	N/A
Oct. 31, 2003	Common Shares	Agents Options	100,000	$0.10	$10,000	N/A	N/A
Oct. 31, 2003	Common Shares	Warrant Exercise	452,500	$0.20	$90,500	N/A	N/A
Nov. 4, 2003	Common Shares	Agents Options	10,000	$0.10	$1,000	N/A	N/A
Nov. 6, 2003	Common Shares	Warrant Exercise	115,000	$0.20	$23,000	N/A	N/A
Nov. 10, 2003	Common Shares	Warrant Exercise	357,000	$0.20	$71,400	N/A	N/A
Nov. 18, 2003	Common Shares	Warrant Exercise	217,500	$0.20	$43,500	N/A	N/A
Nov. 25, 2003	Common Shares	Warrant Exercise	230,000	$0.20	$46,000	N/A	N/A
Dec. 5, 2003	Common Shares	Agents Options	298,000	$0.10	$29,800	N/A	N/A
Dec. 22, 2003	Common Shares	Warrant Exercise	5,000	$0.20	$1,000	N/A	N/A
Dec. 29, 2003	Common Shares	Private Placement	5,400,000(1)	$0.25	$1,350,000	Cash	$42,500
Dec. 29, 2003	Share Purchase Warrants	Private Placement	5,400,000(1)	--	--	--	--
Dec. 29, 2003	Common Shares	Finder's Fee	150,000(2)	$0.25	--	Finder's Fee	N/A
Dec. 29, 2003	Share Purchase Warrants	Finder's Fee	490,000(2)	--	--	Finder's Fee	--
Jan. 14, 2004	Common Shares	Agent's Warrants	5,000	$0.20	$1,000	N/A	N/A
Jan. 15, 2004	Common Shares	Warrant Exercise	85,000	$0.20	$17,000	N/A	N/A
Jan. 23, 2004	Common Shares	Warrant Exercise	40,000	$0.20	$8,000	N/A	N/A
Jan. 27, 2004	Common Shares	Warrant Exercise	37,000	$0.20	$7,400	N/A	N/A
Feb. 17, 2004	Common Shares	Warrant Exercise	250,000	$0.20	50,000	N/A	N/A
Feb. 24, 2004	Common Shares	Warrant Exercise	450,000	$0.20	$90,000	N/A	N/A
Feb. 24, 2004	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	N/A	N/A
Feb. 24, 2004	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	N/A	N/A
Feb. 25, 2004	Common Shares	Option Exercise	75,000	$0.35	$26,250	N/A	N/A
Feb. 26, 2004	Common Shares	Warrant Exercise	380,000	$0.20	$76,000	N/A	N/A
March 9, 2004	Common Shares	Warrant Exercise	260,000	$0.20	$52,000	N/A	N/A
March 9, 2004	Common Shares	Agents' Options Exercise	41,000	$0.10	$4,100	N/A	N/A
April 20, 2004	Common Shares	Warrant Exercise	25,000	$0.20	$5,000	N/A	N/A
April 23, 2004	Common Shares	Warrant Exercise	20,000	$0.40	$8,000	N/A	N/A
TOTAL					$2,040,950

(1)

The company closed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants.

(2)

Finders’ fees of 150,000 units at $0.25, 340,000 warrants and $42,500 in cash were paid in connection with the Private Placement. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants.

(b)     Options Granted During the Nine Months Ended April 30, 2004:

Number	Exercise Price	Expiry Date
305,000	$0.35	April 4, 2006
100,000	$0.11	September 4, 2006

4.     Summary of Securities as at April 30, 2004

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding Amount	26,200,306 common shares $10,674,877

    (c)

Options Outstanding (3)
Number	Exercise Price	Expiry Date
865,000	$0.35 (1)	April 4, 2006 (1)
305,000	$0.35	April 4, 2006
100,000	$0.11	September 4, 2006
1,270,000

Share Purchase Warrants Outstanding (3)
Number	Exercise Price	Expiry Date
2,540,000	$0.20	June 3, 2004
5,870,000	$0.40 (2)	December 29, 2005
8,410,000

(1)

On November 21, 2003, the company agreed to amend 940,000 incentive stock options previously issued to certain directors, officers and employees of the company. All of the options were exerciseable at a price $0.50 per share with a term expiring April 4, 2004. The amendment reduced the exercise price of the options to $0.35 per share and extended the term of the options by two years to April 4, 2006.

(2)	Each warrant may be subject to forced conversion if the common shares trade at or above $0.60 for 20 consecutive days after April 28, 2004 on the TSX Venture Exchange.

(3)

In addition, at April 30, 2004, 201,000 agent’s options were outstanding. Each agent’s option is exercisable until June 3, 2005 into one unit with each unit comprised of one common share and one warrant entitling the holder to acquire one common share for $0.20 until June 3, 2004.

(d)     Total number of securities in escrow:     Nil

         Total number of securities subject to a pooling agreement:    Nil

5.	List of Directors and Officers as at June 28, 2004:

Directors:

R.E. Gordon Davis Robert A. Quartermain James W. Tutton

Officers:

	R.E. Gordon Davis Ross A. Mitchell Kenneth McNaughton Linda J. Sue Joseph J. Ovsenek	President, CEO & Chairman Vice President, Finance Vice President, Exploration Corporate Secretary Assistant Corporate Secretary

CANPLATS RESOURCES CORPORATION
SCHEDULE “C” — MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months ended April 30, 2004

Forward-Looking Information

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Canplats Resources Corporation (“Canplats” or the “company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Canplats. When used in this document, the words “anticipate, “believe”, “estimate”, “expect” and similar expressions, as they relate to Canplats or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Canplats’ exploration properties. Such statements reflect the current views of Canplats with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Canplats to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Summary of Activities

During the third quarter ending April 30, 2004, active exploration was carried out on the three gold properties in Mexico that are the focus of the company’s programs.

First phase reverse circulation drilling was completed in February on the Rodeo property in Durango State with very encouraging results from what is interpreted to be the upper levels of an extensive epithermal gold system. A follow-up diamond drill program was initiated in April. However, due to technical problems, the program was interrupted and a reverse circulation drill has been brought in with drilling resumed as of late May. During the quarter, ongoing mapping and sampling has been in progress to better identify prospective areas within the very extensive vein and breccia systems beyond the sections being tested by drill programs. The company has recently added significantly to its land holdings by staking additional mineral exploration concessions to cover the extensive favourable geology adjacent to the original property.

The Santa Lucia property, located in Baja California Norte, is prospective for bulk mineable epithermal gold mineralization located in feeder systems defined by graben structures. During the quarter, field work including mapping, geophysical and geochemical surveys was completed. Data resulting from these surveys defined three target areas for drill testing. A drill program, initiated in late May, has been completed and results are expected shortly.

Field work continued during the quarter on the Yerbabuena property in Durango State. Mapping and sampling have better-defined a mineralized zone of epithermal gold mineralization. A silicified intrusive breccia anomalous in gold is adjacent to an overburden-covered area containing large gold bearing boulders. Bulldozer trenching is currently underway to locate the source of the boulders and identify drill targets for testing in the fall.

As a result of the exercise of warrants associated with a financing of last June, Canplats is well-funded to follow-up on the encouraging results that are anticipated from the exploration programs currently in progress.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Canplats and is derived from unaudited quarterly consolidated financial statements prepared by management. Canplats’ interim consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles and expressed in Canadian dollars.

Quarter Ending	Revenues	Income or (Loss) from Continued Operation and Net Income (loss)	Basic and Diluted Earnings (Loss) per share from Continued Operation and Net Income (loss)
April 30, 2004	Nil	(66,991)	(0.00)
January 31, 2004	Nil	(258,602)	(0.01)
October 31, 2003	Nil	(51,948)	(0.00)
July 31, 2003	Nil	(81,606)	(0.01)
April 30, 2003	Nil	(153,174)	(0.01)
January 31, 2003	Nil	(37,782)	(0.00)
October 31, 2002	Nil	(21,862)	(0.01)
July 31, 2002	Nil	(80,238)	(0.01)

During the quarter ending January 31, 2004, the company wrote off $183,204 relating to the Posh property. During the quarter ending July 31, 2003, $53,812 in property costs were written off. During the quarter ending April 30, 2003, a total of $137,751 was written off relating to the Black Sturgeon and Mikinak properties.

Results of Operations

During the three months ending April 30, 2004, the company incurred a loss of $66,991 compared to a loss of $153,174 in the comparable period in the prior year. For the nine months, the loss was $377,541 compared to a loss of $212,818 in the prior year. Increased activities and the write-off of the Posh property in the prior quarter were the main reasons for the increase in the loss compared to the prior year’s comparable period.

Expenditures on investor relations during the current quarter were $52,068 compared to $358 in the comparable quarter in 2003. The increase relates to the company committing more resources to increasing the public and investor awareness of its activities. In addition to $10,316 spent on advertising during the quarter and $11,543 spent on attendance at various trade shows, $25,500 relates to payments made to G2 Consultants Corporation, a company that provides financial public relations services to the company. On a year-to-date basis, the company has spent $110,159 on shareholder and investor relations compared to $1,328 in the comparable period in 2003.

Interest income for the quarter was $8,162 compared to $156 in the comparable quarter in 2003, reflecting higher income from the funds received from the financings during the year. For the year-to-date, interest income was $16,078 compared to $586 in the prior year. The company commenced the quarter with $1,682,915 in cash and cash equivalents and ended the quarter with $1,408,873.

Liquidity and Capital Resources

Cash flow from operating activities was a usage of $177,712 during the quarter compared to a usage of $21,007 in the comparable quarter of 2003. For the nine months, the usage was $286,635 compared to a usage of $72,800 in 2003. Greater activities were the main reasons for this increase in usage of funds for operating activities.

Total cash invested in mineral property costs, including acquisitions, was $397,403 during the quarter. This compared to $13,036 spent on mineral properties in the comparable period in 2003, reflecting increased activities. For the current quarter, the company incurred cash expenditures of $251,272 at its Rodeo property where drilling commenced, $46,525 at Yerbabuena and $80,822 at Santa Lucia. All these properties are in Mexico reflecting the company’s refocus on gold property opportunities in this country.

During the second quarter of 2004, the company completed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants. A finders fee of 7.5% was paid in units on a portion of the placement and a finder’s fee of 5% cash and 10% warrants (each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) was paid on a portion of the placement. The proceeds of the private placement are to be used for exploration, working capital and property acquisition investigations. A total of $331,350 was received during the current quarter on the exercise of warrants and agent’s options.

At the end of the quarter, working capital stood at $1,421,802 compared to $338,830 at July 31, 2003. The ability of the company to continue as a going-concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Canplats’ general and administrative expenses and resource property costs is provided in the company’s Consolidated Statements of Loss and Deficit and the Consolidated Mineral Properties Schedule contained in its Consolidated Financial Statements for April 30, 2004 that is available on Canplats’ website at www.canplats.com or on the SEDAR website accessed through www.sedar.com.

Related Party Transactions

(a)	For the nine months ending April 30, 2004, the company had the following transactions with related parties:

(i)

Paid or accrued $145,808 (2003 - $48,544) in geological support, management and administration expenses from Silver Standard Resources Inc., a company in which two directors are also directors of the company and where there are common officers.

(ii)

The company has entered into mineral property option agreements and share an exploration office with East West Resource Corporation, a company whose president and a director is also a director of the company. During the second quarter, the option agreement with East West that related to the Posh property, was terminated. During the nine months ended April 30, 2004, the company paid or accrued $5,640 (2003 - $Nil) relating to the exploration office.

(b)	Included in “Due to related parties” at April 30, 2004 is a $39,198 (2003 - $10,646) payable to Silver Standard Resources Inc. and $2,506 (2003 - nil) payable to East West Resource Corporation.

(c)	Included in “Due from related parties” at April 30, 2004 there were no receivables from East West Resource Corporation (2003 - $4,553).

(d)

The company has granted to Silver Standard Resources Inc. a right of first offer on the company’s Rodeo, Yerbabuena and Santa Lucia properties, which properties were referred to the company by Silver Standard. Under the terms of the right of first offer, if the company intends to dispose of an interest in any referred property, the company must give Silver Standard the first opportunity to acquire the interest. This right of first offer has been replaced for any subsequent property referrals by a back-in right. Refer to the Subsequent event note that follows.

Changes in Accounting Policies

The consolidated financial statements for the quarter ended April 30, 2004, follow the same accounting polices and methods of application in the most recent annual financial statements.

Financial Instruments and Other Instruments

Canplats’ financial instruments consist of cash and short-term deposits, restricted cash, receivables, and accounts payable. Unless otherwise noted, it is management’s opinion that Canplats is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair values of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Subsequent Event

Subsequent to the end of the quarter ending April 30, 2004, but effective March 24, 2004, the company granted Silver Standard Resources Inc., a company in which two directors are also directors of the company, a one-time right to acquire a 51% interest in any property referred to the company by Silver Standard that is subsequently acquired by the company. In order to exercise the right in respect of any property, Silver Standard must (a) exercise the right prior to, or on, the company incurring US $1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures incurred by the company on the property at the time of exercise.

Approval

The Board of Directors of Canplats has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Additional Information

Additional information relating to Canplats is on the SEDAR website at www.sedar.com.